October 29, 2013

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:

TriCor Strategic Allocation Fund

Ladies and Gentlemen:

On behalf of TriCor Strategic Allocation Fund, we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, its Registration Statement on Form N-2.

If you have any questions concerning this filing, please contact Tanya L. Goins at (202) 973-2722 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/Tanya L. Goins, Esq.

Tanya L. Goins, Esq.

263697.1